UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 12 November 2020

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____



Media Release

Operational update
for the quarter ended 30 September 2020

SALIENT FEATURES

557,000
ounces of
attributable gold production

US$1,070
per ounce of
all-in cost

STATEMENT BY NICK HOLLAND, CHIEF EXECUTIVE OFFICER

Q3 2020 was a period of recovery for our operations that were most severely disrupted by COVID-19, namely South Deep and Cerro Corona. The business in general performed well during the quarter and continues to settle into the 'new' normal created by COVID-19. While the impact of COVID-19 has been largely contained at our operations, a second wave has commenced in certain parts of the world (mainly in the Northern hemisphere). However, we cannot rule out a second wave in the countries in which we operate and we must ensure that the necessary protocols are maintained across the business.

Attributable gold equivalent production for Q3 2020 was 557koz, up 7% YoY (up 1% QoQ). All-in costs (AIC) decreased by 1% YoY (flat QoQ) to US$1,070/oz, while all-in sustaining costs (AISC) increased 2% YoY (and decreased 3% QoQ) to US$964/oz.

The Australian region produced 250koz at AIC of A$1,363/oz (US$984/oz) and AISC of A$1,288/oz (US$931/oz). Our mines in Ghana produced 211koz (including 45% of Asanko) at AIC of US$1,068/oz and AISC of US$1,030/oz. Cerro Corona in Peru produced 51koz (gold equivalent) at AIC of US$1,146 per gold equivalent ounce and AISC of US$953 per gold equivalent ounce.

South Deep had a strong recovery after a disrupted Q2 2020, producing 65koz at an AIC of R583,344/kg (US$1,075/oz) and AISC of R572,447/kg (US$1,055/oz). The mine is generating meaningful cashflow at current prices.

COVID-19 update

As at 9 November 2020, the number of active cases among Gold Fields' workforce was only 26 with none in hospital. Since the beginning of the pandemic in March, Gold Fields has conducted more than 41,000 tests among its workforce, of which 1,745 were positive.

COVID-19 status report (as at 9 November 2020)	Total
Tested	41,273
Positive	1,745
Negative	39,435
Awaiting results*	93
Active cases*	26
Recovered	1,716
Died	3

* "Awaiting results" and "Active cases" refers to the current figures.

The high level of testing is a tribute to the work done by our operations to keep our employees safe. Remarkably, we have had no single positive case in our Australian operations. Other key activities to ensure safe operations include:
- Strict adherence to all government regulations/protocols;
- Closure of offices and imposition of travel restrictions;
- Standard operating procedures on return to work;
- Social distancing, sanitisation and mask wearing mandatory;
- Regular communication to employees about COVID-19, assisting them to work remotely and how to deal with the fall-out of the pandemic;
- Dedicated COVID-19 information portal;
- Mental health support programmes; and
- Social media awareness and return-to-work communication campaigns for employees, communities and others.

JOHANNESBURG. 12 November 2020: Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 30 September 2020. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.

Balance sheet

Gold Fields remains in a strong financial position. During Q3 2020, there was a further decrease in the net debt balance (including leases) to US$1,159m at 30 September 2020 from US$1,239m at 30 June 2020, after taking into account the interim dividend payment of US$85m. This implies a net debt to EBITDA of 0.68x, compared to 0.84x at end June 2020. The net debt balance (excluding leases) decreased to US$796m from US$876m at the end of June 2020.

Post quarter end, Gold Fields repaid the 2020 bond that was outstanding from a combination of cash resources and by drawing on our US$ debt facilities.

In a report released on 2 November 2020, Standard and Poor's Global ratings revised its outlook on Gold Fields to positive from stable, and affirmed the 'BB+/B' global scale ratings and 'zaAAA/zaA-1+' South Africa national scale ratings.

Salares Norte

The Salares Norte project continued its positive momentum during Q3 2020. Year-to-date, US$78m has been spent on the project, including pre-development costs of US$11m (incurred during Q1 2020), district exploration of US$11m, camp Phase 1 construction costs of US$13m and initial capex of US$43m. At the end of September 2020, engineering progress was 85.3% compared to plan of 83.0%.

At the end of Q3 2020, construction progress stood at 8.8% vs. plan of 4.9%, contributing towards total project progress of 19.4% coming in slightly ahead of plan of 18.1%. Camp Phase I construction was completed during Q3 2020 while Phase II construction was three months ahead of schedule at the end of the quarter. The diversion channel earthworks and precast installation progressed as planned during Q3 and the bulk earthworks contractor commenced activities on 21 September. The mining contractor completed mobilisation and began pioneering works on 1 October, as planned. The pre-strip and construction of the process plant is expected to commence at the end of the year.

Although no district exploration drilling was planned for Q3 2020, 1,650 metres were drilled during September. This allowed the team to catch up on the metres that were planned but not drilled during Q2 due to COVID-19 related restrictions. At the end of Q3 2020, total district exploration metres stood at 10,108 metres for the year compared to plan of 9,084 metres.

At the end of September 78% of the project Estimate at Completion (EAC) budget (excluding remaining contingency) had a fixed and firm price (excluding inflation factors) through contracts and purchase orders awarded, significantly reducing the risk of price differences.

Outlook and guidance

FY 2020 production and cost guidance remains unchanged from the update in August 2020. Attributable equivalent gold production for 2020 for the Group is expected to be between 2.200Moz and 2.250Moz (original guidance: 2.275Moz – 2.315Moz).

AISC is expected to be between US$960/oz and US$980/oz (original guidance: US$920/oz – US$940/oz) and AIC is expected to be between US$1,070/oz and US$1,090/oz (original guidance: US$1,035/oz – US$1,055/oz).

Potential further COVID-19 related disruptions increases the risk to Group production and cost guidance.

We have maintained the view that the appropriate level of sustaining capital expenditure for our business is US$250-300/oz. In recent years, we have spent at the lower end of this range due to high project capital expenditure. However, our most recent business planning process shows that for next year, we will be required to spend closer to the upper end of the range. This will enable us to spend on key projects that will allow us to sustain our production base for the next 8-10 years. Specifically in Australia, to ensure that we maintain the 1Moz production base, we will need to spend additional capital to extend the mine life at Agnew; develop a second decline at Wallaby at Granny Smith; and continue to invest in the ever-growing Invincible complex at St Ives.

Nick Holland
Chief Executive Officer
12 November 2020

Key statistics

Figures in millions unless otherwise stated		United States Dollars		
		Quarter		
		Sept 2020	June 2020	Sept 2019
Gold produced*	oz (000)	**557**	550	523
Tonnes milled/treated	000	**10,433**	11,227	9,850
Revenue (excluding Asanko)	US$/oz	**1,921**	1,709	1,469
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko)	US$/tonne	**41**	35	44
All-in sustaining costs	US$/oz	**964**	998	947
Total all-in cost	US$/oz	**1,070**	1,070	1,084
Net debt (IFRS 16 impact included)	US$m	**1,159**	1,239	1,735
Net debt (pre -IFRS 16)	US$m	**796**	876	1,401
Net debt to EBITDA ratio	US$m	**0.68**	0.84	1.51

* Gold produced in this table is attributable and includes Gold Fields share of 45% in Asanko.

All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), Cerro Corona in Peru (99.5%), Gruyere JV (50%) and Asanko JV (45% equity share).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7% of Group production.
Figures may not add as they are rounded independently.

STOCK DATA FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2020

Number of shares in issue		NYSE – (GFI)	
– at end September 2020	883,333,518	Range – Quarter	US$9.27 – US$14.54
– average for the quarter	883,333,518	Average volume – Quarter	8,330,299 shares/day
Free float	100 per cent	**JSE LIMITED – (GFI)**	
ADR ratio	1:1	Range – Quarter	ZAR157.00 – ZAR255.69
Bloomberg/Reuters	GFISJ/GFLJ.J	Average volume – Quarter	4,002,686 shares/day

SALIENT FEATURES AND COST BENCHMARKS

		United States Dollars							
		Total Mine operations including equity accounted Joint Venture	Total Mine operations excluding equity accounted Joint Venture	South African Region	West Africa Region				South America Region
					Ghana				Peru
Figures are in millions unless otherwise stated				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona
Operating Results									
Ore milled/treated (000 tonnes)	**Sept 2020**	**10,433**	**9,773**	**563**	**5,295**	**3,468**	**1,167**	**660**	**1,751**
	June 2020	11,227	10,490	408	5,849	3,835	1,277	737	1,690
	Sept 2019	9,850	9,202	563	5,242	3,437	1,158	648	1,648
Yield (grams per tonne)	**Sept 2020**	**1.7**	**1.8**	**3.6**	**1.2**	**1.1**	**1.6**	**1.0**	**0.9**
	June 2020	1.6	1.6	3.0	1.2	1.2	1.2	1.3	0.9
	Sept 2019	1.8	1.7	3.4	1.2	1.2	1.3	1.3	1.2
Gold produced (000 managed equivalent ounces)	**Sept 2020**	**576.3**	**554.2**	**64.9**	**211.2**	**127.3**	**61.9**	**22.0**	**50.5**
	June 2020	569.4	538.3	39.8	226.4	144.5	50.8	31.1	46.3
	Sept 2019	540.7	512.6	61.0	205.1	127.3	49.7	28.1	64.8
Gold sold (000 managed equivalent ounces)	**Sept 2020**	**556.1**	**531.9**	**65.9**	**213.5**	**127.3**	**61.9**	**24.3**	**40.6**
	June 2020	578.8	551.2	39.8	223.0	144.5	50.8	27.6	52.6
	Sept 2019	523.2	494.9	58.4	205.4	127.3	49.7	28.4	65.6
Cost of sales before amortisation and depreciation (million)	**Sept 2020**	**(368.4)**	**(337.7)**	**(58.6)**	**(137.0)**	**(77.6)**	**(28.6)**	**(30.7)**	**(28.1)**
	June 2020	(399.9)	(378.0)	(41.4)	(147.7)	(79.6)	(46.3)	(21.9)	(44.8)
	Sept 2019	(374.8)	(350.7)	(64.2)	(141.2)	(82.7)	(34.5)	(24.0)	(39.3)
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**Sept 2020**	**41**	**41**	**102**	**32**	**21**	**59**	**42**	**20**
	June 2020	35	35	98	27	19	45	34	23
	Sept 2019	46	44	120	28	25	34	32	25
Sustaining capital (million)	**Sept 2020**	**(107.9)**	**(104.8)**	**(7.7)**	**(49.9)**	**(41.5)**	**(5.3)**	**(3.1)**[&]	**(5.2)**
	June 2020	(108.8)	(104.2)	(6.5)	(45.4)	(38.8)	(2.1)	(4.6)[&]	(4.4)
	Sept 2019	(79.7)	(74.7)	(8.0)	(33.9)	(27.1)	(1.9)	(4.9)	(12.6)
Non-sustaining capital (million)	**Sept 2020**	**(28.1)**	**(22.7)**	**(1.3)**	**(6.8)**	**—**	**(1.4)**	**(5.4)**	**(7.4)**
	June 2020	(20.2)	(14.5)	(0.1)	(7.7)	—	(2.1)	(5.6)	(3.4)
	Sept 2019	(55.4)	(54.3)	—	(18.2)	—	(17.1)	(1.1)	(3.1)
Total capital expenditure (million)	**Sept 2020**	**(136.0)**	**(127.5)**	**(9.0)**	**(56.7)**	**(41.5)**	**(6.7)**	**(8.5)**	**(12.6)**
	June 2020	(128.9)	(118.7)	(6.6)	(53.1)	(38.8)	(4.2)	(10.2)	(7.7)
	Sept 2019	(135.1)	(129.0)	(8.0)	(52.1)	(27.1)	(19.0)	(6.0)	(15.7)
All-in-sustaining costs (dollar per ounce)	**Sept 2020**	**956**	**930**	**1,055**	**1,030**	**1,099**	**710**	**1,488**	**271**
	June 2020	987	983	1,227	1,021	982	1,108	1,067	669
	Sept 2019	940	925	1,258	967	969	842	1,179	604
Total all-in-cost (dollar per ounce)	**Sept 2020**	**1,011**	**975**	**1,075**	**1,068**	**1,099**	**732**	**1,760**	**594**
	June 2020	1,025	1,011	1,231	1,060	982	1,149	1,305	783
	Sept 2019	1,057	1,042	1,258	1,067	969	1,185	1,301	698

Average exchange rates were US$1 = R16.91, US$1 = R17.98 and US$1 = R14.63 for the September 2020, June 2020 and September 2019 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.72, A$1 = US$0.65 and A$1 = US$0.69 for the September 2020, June 2020 and September 2019 quarters, respectively.
Figures may not add as they are rounded independently.
• Equity accounted Joint Venture.
& Includes Gold Fields 45% share of deferred stripping of US$1.5m and US$1.4m (100% basis US$3.4m and US$3.1m) for the September 2020 and June 2020 quarters, respectively.

SALIENT FEATURES AND COST BENCHMARKS continued

		United States Dollars					Australian Dollars					South African Rand
		Australia Region					Australia Region					South Africa Region
		Australia					Australia					
Figures are in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating Results												
Ore milled/treated	**Sept 2020**	**2,825**	**1,122**	**334**	**425**	**944**	**2,825**	**1,122**	**334**	**425**	**944**	**563**
(000 tonnes)	June 2020	3,280	1,362	377	448	1,094	3,280	1,362	377	448	1,094	408
	Sept 2019	2,396	1,070	307	464	555	2,396	1,070	307	464	555	563
Yield (grams per tonne)	**Sept 2020**	**2.7**	**2.5**	**5.8**	**5.1**	**0.9**	**2.7**	**2.5**	**5.8**	**5.1**	**0.9**	**3.6**
	June 2020	2.4	2.2	4.8	4.7	1.0	2.4	2.2	4.8	4.7	1.0	3.0
	Sept 2019	2.7	2.2	5.1	4.7	0.8	2.7	2.2	5.1	4.7	0.8	3.4
Gold produced (000 managed	**Sept 2020**	**249.6**	**90.5**	**62.1**	**69.1**	**28.0**	**249.6**	**90.5**	**62.1**	**69.1**	**28.0**	**2,019**
equivalent ounces)	June 2020	256.9	94.9	58.5	67.5	35.9	256.9	94.9	58.5	67.5	35.9	1,238
	Sept 2019	209.8	75.2	50.4	69.7	14.6	209.8	75.2	50.4	69.7	14.6	1,897
Gold sold (000 managed equivalent	**Sept 2020**	**236.2**	**86.9**	**58.4**	**62.5**	**28.4**	**236.2**	**86.9**	**58.4**	**62.5**	**28.4**	**2,049**
ounces)	June 2020	263.4	103.8	57.2	67.4	35.1	263.4	103.8	57.2	67.4	35.1	1,238
	Sept 2019	193.7	78.2	45.7	69.8	—	193.7	78.2	45.7	69.8		1,818
Cost of sales before amortisation and	**Sept 2020**	**(144.7)**	**(48.2)**	**(40.5)**	**(38.7)**	**(17.3)**	**(199.6)**	**(65.7)**	**(56.3)**	**(53.6)**	**(23.9)**	**(990.1)**
depreciation (million)	June 2020	(166.0)	(63.4)	(42.1)	(41.7)	(18.8)	(255.9)	(97.8)	(64.8)	(64.3)	(29.0)	(774.3)
	Sept 2019	(130.1)	(53.2)	(36.2)	(40.7)	—	(189.7)	(77.6)	(52.8)	(59.2)	—	(936.5)
Cost of sales before gold inventory	**Sept 2020**	**59**	**60**	**115**	**101**	**19**	**83**	**85**	**159**	**141**	**27**	**1,726**
change and amortisation and	June 2020	49	44	113	92	16	76	68	173	141	25	1,846
depreciation (dollar per tonne)	Sept 2019	78	57	140	88	—	114	82	203	127	—	1,742
Sustaining capital (million)	**Sept 2020**	**(45.1)**	**(11.2)**	**(12.0)**	**(13.0)**	**(8.9)**	**(62.9)**	**(15.0)**	**(16.8)**	**(18.4)**	**(12.7)**	**(130.6)**
	June 2020	(52.5)	(17.0)	(12.9)	(15.5)	(7.0)	(80.6)	(26.3)	(19.9)	(23.7)	(10.8)	(118.0)
	Sept 2019	(25.1)	(9.9)	(8.9)	(6.3)	—	(36.6)	(14.5)	(13.0)	(9.1)	—	(117.1)
Non-sustaining capital (million)	**Sept 2020**	**(12.6)**	**(4.7)**	**(2.7)**	**(4.9)**	**(0.3)**	**(17.7)**	**(6.7)**	**(3.8)**	**(6.8)**	**(0.3)**	**(22.3)**
	June 2020	(9.0)	(2.3)	(2.7)	(3.5)	(0.4)	(13.9)	(3.6)	(4.2)	(5.5)	(0.6)	(3.2)
	Sept 2019	(34.1)	(13.8)	(6.3)	(11.4)	(2.5)	(50.0)	(20.1)	(9.5)	(16.7)	(3.7)	—
Total capital expenditure (million)	**Sept 2020**	**(57.7)**	**(15.9)**	**(14.7)**	**(17.9)**	**(9.2)**	**(80.6)**	**(21.7)**	**(20.6)**	**(25.2)**	**(13.0)**	**(152.9)**
	June 2020	(61.4)	(19.3)	(15.6)	(19.0)	(7.4)	(94.4)	(29.8)	(24.0)	(29.2)	(11.4)	(121.2)
	Sept 2019	(59.2)	(23.7)	(15.2)	(17.7)	(2.5)	(86.6)	(34.6)	(22.5)	(25.8)	(3.7)	(117.1)
All-in-sustaining costs (dollar per	**Sept 2020**	**931**	**785**	**1,039**	**965**	**1,076**	**1,288**	**1,071**	**1,448**	**1,342**	**1,505**	**572,447**
ounce)	June 2020	959	878	1,119	991	874	1,476	1,353	1,723	1,524	1,345	735,521
	Sept 2019	878	873	1,061	763	—	1,280	1,275	1,548	1,109	—	588,855
Total all-in-cost (dollar per ounce)	**Sept 2020**	**984**	**839**	**1,085**	**1,044**	**1,085**	**1,363**	**1,149**	**1,513**	**1,451**	**1,518**	**583,344**
	June 2020	993	900	1,167	1,043	886	1,529	1,388	1,796	1,606	1,363	738,079
	Sept 2019	1,054	1,050	1,200	927	—	1,538	1,533	1,756	1,347	—	588,855

Average exchange rates were US$1 = R16.91, US$1 = R17.98 and US$1 = R14.63 for the September 2020, June 2020 and September 2019 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.72, A$1 = US$0.65 and A$1 = US$0.69 for the September 2020, June 2020 and September 2019 quarters, respectively.
Figures may not add as they are rounded independently.

Review of Operations
Quarter ended 30 September 2020 compared with quarter ended 30 June 2020

Figures may not add as they are rounded independently.

South Africa region
South Deep

		Sept 2020	June 2020	% Variance
Ore mined	000 tonnes	341	215	59%
Waste mined	000 tonnes	25	8	213%
Total tonnes	000 tonnes	366	223	64%
Grade mined – underground reef	g/t	6.37	6.74	(5)%
Grade mined – underground total	g/t	5.94	6.51	(9)%
	kg	2,174	1,452	50%
Gold mined	000'oz	69.9	46.7	50%
Destress	m²	10,533	5,751	83%
Development	m	995	638	56%
Secondary support	m	3,322	1,273	161%
Backfill	m³	113,027	50,923	122%
Ore milled – underground reef	000 tonnes	329	210	57%
Ore milled – underground waste	000 tonnes	6	8	(25)%
Ore milled – surface	000 tonnes	228	191	19%
Total tonnes milled	000 tonnes	563	408	38%
Yield – underground reef	g/t	6.07	5.80	5%
Surface yield	g/t	0.08	0.10	(20)%
Total yield	g/t	3.59	3.03	18%
Gold produced	kg	2,019	1,238	63%
	000'oz	64.9	39.8	63%
Gold sold	kg	2,049	1,238	66%
	000'oz	65.9	39.8	66%
AISC – revised interpretation guidance (WGC November 2018)	R/kg	572,447	735,521	(22)%
	US$/oz	1,055	1,227	(14)%
	R/kg	583,344	738,079	(21)%
AIC	US$/oz	1,075	1,231	(13)%
Sustaining capital expenditure	Rm	130.6	118.0	11%
	US$m	7.7	6.5	18%
Non-sustaining capital expenditure	Rm	22.3	3.2	597%
	US$m	1.3	0.1	1200%
Total capital expenditure	Rm	152.9	121.2	26%
	US$m	9.0	6.6	36%

South Deep was significantly impacted by the COVID-19 pandemic and related lockdown restrictions during Q2 2020. The mine has slowly ramped up production as labour numbers returned to normal, while adherence to COVID-19 protocols has continued in order to manage the pandemic.

Gold production increased by 63% to 2,019kg (64,900oz) in the September quarter from 1,238kg (39,800oz) in the June quarter due to an increase in volume mined.

Underground reef grade mined decreased by 6% to 6.37g/t in the September quarter from 6.74g/t in the June quarter as a result of an increase in destress mining as well as mining lower grade stopes compared to Q2. The reduction in broken grade is in line with the mining sequence. Reef yield increased by 5% to 6.07g/t in the September quarter from 5.80g/t in the June quarter.

Development increased by 56% to 995m in the September quarter from 638m in the June quarter, while destress increased by 83% to 10,533m² in the September quarter from 5,751m² in the June quarter. These increases are mainly as a result of production ramp-up post COVID-19 restrictions. Similarly, secondary support and backfill increased by 161% quarter-on-quarter and 122% quarter-on-quarter, respectively.

All-in cost decreased by 21% to R583,344/kg (US$1,075/oz) in the September quarter from R738,079/kg (US$1,231/oz) in the June quarter mainly driven by higher gold sold, partially offset by higher cost of sales before amortisation and depreciation and higher capital expenditure.

West Africa region
Ghana
Tarkwa

		Sept 2020	June 2020	% Variance
Ore mined	000 tonnes	2,613	3,024	(14)%
Waste (Capital)	000 tonnes	12,804	13,495	(5)%
Waste (Operational)	000 tonnes	6,281	7,382	(15)%
Total waste mined	000 tonnes	19,085	20,877	(9)%
Total tonnes mined	000 tonnes	21,698	23,901	(9)%
Strip ratio	waste/ore	7.3	6.9	6%
Grade mined	g/t	1.40	1.37	2%
Gold mined	000'oz	117.7	133.2	(12)%
Tonnes milled	000 tonnes	3,468	3,835	(10)%
Yield	g/t	1.14	1.17	(3)%
Gold produced	000'oz	127.3	144.5	(12)%
Gold sold	000'oz	127.3	144.5	(12)%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	1,099	982	12%
AIC	US$/oz	1,099	982	12%
Sustaining capital expenditure	US$m	41.5	38.8	7%
Non-sustaining expenditure	US$m	—	—	—%
Total capital expenditure	US$m	41.5	38.8	7%

Gold production decreased by 12% to 127,300oz in the September quarter from 144,500oz in the June quarter mainly due to lower tonnes milled as a result of lower production days. Yield decreased by 3% to 1.14g/t in the September quarter from 1.17g/t in the June quarter. The difference between the mined grade of 1.40g/t and the yield of 1.14g/t is attributable to lower grade stockpiles processed.

Ore processed in the September quarter included 1.0Mt of stockpiles at an average head grade of 0.78g/t compared to 1.1Mt of stockpiles at an average head grade of 0.80g/t processed in the June quarter.

All-in cost increased by 12% to US$1,099/oz in the September quarter from US$982/oz in the June quarter due to lower gold sold and higher capital expenditure, partially offset by lower cost of sales before amortisation and depreciation.

Capital expenditure increased by 7% to US$41.5 million in the September quarter from US$38.8 million in the June quarter.

All-in cost for Tarkwa is expected to be US$1,020/oz, above original guidance for 2020 (US$970/oz), mainly as a result of higher royalties on the back of a higher gold price realised and additional COVID-19 costs. The higher cost guidance is already factored into Group guidance.

Damang

		Sept 2020	June 2020	% Variance
Ore mined	000 tonnes	2,265	1,470	54%
Waste (Capital)	000 tonnes	—	—	—%
Waste (Operational)	000 tonnes	5,609	6,671	(16)%
Total waste mined	000 tonnes	5,609	6,671	(16)%
Total tonnes mined	000 tonnes	7,874	8,141	(3)%
Strip ratio	waste/ore	2.5	4.5	(44)%
Grade mined	g/t	1.57	1.51	4%
Gold mined	000'oz	114.6	71.2	61%
Tonnes milled	000 tonnes	1,167	1,277	(9)%
Yield	g/t	1.65	1.24	33%
Gold produced	000'oz	61.9	50.8	22%
Gold sold	000'oz	61.9	50.8	22%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	710	1,108	(36)%
AIC	US$/oz	732	1,149	(36)%
Sustaining capital expenditure	US$m	5.3	2.1	152%
Non-sustaining expenditure	US$m	1.4	2.1	(33)%
Total capital expenditure	US$m	6.7	4.2	60%

Asanko (Equity accounted Joint Venture)

		Sept 2020	June 2020	% Variance
Ore mined	000 tonnes	958	1,361	(30)%
Waste (Capital)	000 tonnes	3,161	1,680	88%
Waste (Operational)	000 tonnes	8,160	6,448	27%
Total waste mined	000 tonnes	11,321	8,128	39%
Total tonnes mined	000 tonnes	12,279	9,488	29%
Strip ratio	waste/ore	11.8	6.0	97%
Grade mined	g/t	1.35	1.41	(4)%
Gold mined	000'oz	41.6	61.8	(33)%
Tonnes milled	000 tonnes	1,467	1,638	(10)%
Yield	g/t	1.04	1.31	(21)%
Gold produced	000'oz	49.0	69.0	(29)%
Gold sold	000'oz	53.9	61.4	(12)%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	1,488	1,067	39%
AIC	US$/oz	1,760	1,305	35%
Sustaining capital expenditure	US$m	7.0	10.2	(31)%
Non-sustaining expenditure	US$m	12.1	12.5	(3)%
Total capital expenditure	US$m	19.1	22.7	(16)%

Gold production increased by 22% to 61,900oz in the September quarter from 50,800oz in the June quarter mainly due to higher yield. Yield increased by 33% to 1.65g/t in the September quarter from 1.24g/t in the June quarter due to higher grades fed from the Damang Pit Cutback as the mining transitioned from the Huni Sandstones to the better mineralised lithologies. Mining transitioned through the bulk of the Huni Sandstone during the quarter, with minimal volumes of Huni Sandstone remaining.

Total tonnes mined decreased by 3% to 7.9Mt in the September quarter from 8.1Mt in the June quarter mainly due to less production days following the change in the production calendar in the June quarter. However, ore tonnes mined increased by 54% to 2.3Mt in the September quarter from 1.5Mt in the June quarter due to improved equipment availability and mining in exposed ore areas.

Gold mined increased by 61% to 115koz in the September quarter from 71koz in the June quarter due to higher ore tonnes and grade mined.

All-in cost decreased by 36% to US$732/oz in the September quarter from US$1,149/oz in the June quarter mainly due to higher gold sold and lower cost of sales before amortisation and depreciation, partially offset by higher capital expenditure.

Sustaining capital expenditure increased by 152% to US$5.3m in the September quarter from US$2.1m in the June quarter mainly due to expenditure incurred on engineering projects, gravity screens and a Knelson concentrator. Non-sustaining capital expenditure decreased by 33% to US$1.4m in the September quarter from US$2.1m in the June quarter due to timing of capital expenditure for the second phase of the Far East Tailings Storage Facility (FETSF) raise.

All figures in table on a 100% basis.

Gold production decreased by 29% to 49,000oz (100% basis) in the September quarter from 69,000oz (100% basis) in the June quarter mainly due to lower yield and tonnes milled. Yield decreased by 21% to 1.04g/t in the September quarter from 1.31g/t in the June quarter.

Total tonnes mined increased by 29% to 12.3Mt in the September quarter from 9.5Mt in the June quarter on the back of increased stripping at the Esaase and Akwasiso pits. Ore tonnes mined decreased by 30% to 1Mt in the September quarter from 1.4Mt in the June quarter. The Nkran Cut 2 west wall failure has forced the team to look for other ore sources and as a result has required the acceleration of stripping activities to expose more ore.

Waste tonnes mined increased by 39% to 11.3Mt in the September quarter from 8.1Mt in the June quarter due to accelerated stripping of the Esaase main pit to expose ore source for Q4. Further updates will be given in the March 2021 quarter after review of the long term plan.

The accelerated stripping to expose new ore sources has significantly increased costs. This increased stripping together with increased exploration activity has resulted in a 35% increase in all-in cost to US$1,760/oz in the September quarter from US$1,305/oz in the June quarter.

Sustaining capital expenditure decreased by 31% to US$7.0m in the September quarter from US$10.2m in the June quarter mainly due to timing of expenditure on the TSF raise. Non-sustaining capital expenditure decreased by 3% to US$12.1m in the September quarter from US$12.5m in the June quarter due to timing.

South America region
Peru
Cerro Corona

		Sept 2020	June 2020	% Variance
Ore mined	000 tonnes	**1,700**	1,465	16%
Waste mined	000 tonnes	**2,645**	1,116	137%
Total tonnes mined	000 tonnes	**4,345**	2,581	68%
Grade mined – gold	g/t	**0.87**	0.85	2%
Grade mined – copper	per cent	**0.40**	0.44	(9)%
Gold mined	000'oz	**47.5**	39.9	19%
Copper mined	000 tonnes	**6,799**	6,417	6%
Tonnes milled	000 tonnes	**1,751**	1,690	4%
Gold recovery	per cent	**67.1**	67.1	—%
Copper recovery	per cent	**87.2**	87.7	(1)%
Yield – Gold	g/t	**0.56**	0.53	6%
– Copper	per cent	**0.36**	0.38	(5)%
– Combined	eq g/t	**0.90**	0.85	6%
Gold produced	000'oz	**30.1**	27.4	10%
Copper produced	tonnes	**5,973**	6,084	(2)%
Total equivalent gold produced	000' eq oz	**50.5**	46.3	9%
Total equivalent gold sold	000' eq oz	**40.6**	52.6	(23)%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	**271**	669	(59)%
AISC	US$/ eq oz	**953**	1,086	(12)%
AIC	US$/oz	**594**	783	(24)%
AIC	US$/ eq oz	**1,146**	1,152	(1)%
Sustaining capital expenditure	US$m	**5.2**	4.4	18%
Non-sustaining expenditure	US$m	**7.4**	3.4	118%
Total capital expenditure	US$m	**12.6**	7.7	64%

Gold equivalent gold production increased by 9% to 50,500oz in the September quarter from 46,300oz in the June quarter due to higher gold grades processed, together with a higher price factor, resulting from the higher copper price during the September quarter.

Total tonnes mined increased by 68% to 4.3Mt in the September quarter from 2.6Mt in the June quarter due to the increase in the workforce and mining fleet after COVID-19 restrictions were lifted. A waste recovery plan has been implemented, which includes progressive increase of the mining fleet and building an access ramp on the north of the pit to implement an additional mining front in 2021.

Gold yield increased by 6% to 0.56g/t in the September quarter from 0.53g/t in the June quarter due to a 6% increase in gold head grade processed to 0.83g/t in the September quarter from 0.78g/t in the June quarter. The copper yield decreased by 5% to 0.36% in the September quarter from 0.38% in the June quarter on the back of a decrease in copper head grade processed.

All-in cost per gold ounce decreased by 24% to US$594/oz in the September quarter from US$783/oz in the June quarter driven by lower operating expenses and the positive impact of inventory movement resulting from higher closing concentrate stocks, partially offset by lower by-product credits, lower gold ounces sold and higher capital expenditure. All-in cost per equivalent ounce decreased by 1% to US$1,146 per equivalent ounce in the September quarter from US$1,152 per equivalent ounce in the June quarter driven mainly by the positive impact of the inventory movement.

Capital expenditure increased by 64% to US$12.6 million in the September quarter from US$7.7 million in the June quarter due to increased construction activities at the tailings dam and waste storage facilities following the impact of COVID-19 restrictions in the June quarter.

All-in cost for Cerro Corona is expected to be US$1,120/oz gold equivalent (US$790/oz gold), above original guidance for 2020 (US$830/oz gold equivalent, US$575/oz gold), mainly as a result of lower production on the back of COVID-19 interruptions, additional COVID-19 costs and additional royalties due to higher metal prices. The higher cost guidance is already factored into Group guidance.

Australia region
St Ives

		Sept 2020	June 2020	% Variance
Underground				
Ore mined	000 tonnes	**467**	484	(4)%
Waste mined	000 tonnes	**161**	214	(25)%
Total tonnes mined	000 tonnes	**628**	698	(10)%
Grade mined	g/t	**5.64**	5.46	3%
Gold mined	000'oz	**84.7**	85.0	—%
Surface				
Ore mined	000 tonnes	**461**	791	(42)%
Surface waste (Capital)	000 tonnes	**11**	1,331	(99)%
Surface waste (Operational)	000 tonnes	**1,628**	1,970	(17)%
Total waste mined	000 tonnes	**1,639**	3,300	(50)%
Total tonnes mined	000 tonnes	**2,100**	4,092	(49)%
Grade mined	g/t	**1.76**	1.21	45%
Gold mined	000'oz	**26.1**	30.7	(15)%
Strip ratio	waste/ore	**3.6**	4.2	(15)%
Total (Underground and Surface)				
Total ore mined	000 tonnes	**928**	1,275	(27)%
Total grade mined	g/t	**3.71**	2.82	32%
Total tonnes mined	000 tonnes	**2,728**	4,789	(43)%
Total gold mined	000'oz	**110.8**	115.6	(4)%
Tonnes milled	000 tonnes	**1,122**	1,362	(18)%
Yield – underground	g/t	**4.18**	4.58	(9)%
Yield – surface	g/t	**1.24**	1.06	17%
Yield – combined	g/t	**2.51**	2.17	16%
Gold produced	000'oz	**90.5**	94.9	(5)%
Gold sold	000'oz	**86.9**	103.8	(16)%
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	**1,071**	1,353	(21)%
	US$/oz	**785**	878	(11)%
	A$/oz	**1,149**	1,388	(17)%
AIC	US$/oz	**839**	900	(7)%
Sustaining capital expenditure	A$m	**15.0**	26.3	(43)%
	US$m	**11.2**	17.0	(34)%
Non-sustaining capital expenditure	A$m	**6.7**	3.6	86%
	US$m	**4.7**	2.3	104%
Total capital expenditure	A$m	**21.7**	29.8	(27)%
	US$m	**15.9**	19.3	(18)%

Gold production decreased by 5% to 90,500oz in the September quarter from 94,900oz in the June quarter as an 18% decrease in tonnes milled was partially offset by a 16% increase in yield.

Total tonnes mined at the underground mines decreased by 10% to 628,000t in the September quarter from 698,000t in the June quarter due to less production days in the September quarter compared to the June quarter. During the September quarter the underground development fleet was rationalised and emphasis shifted to ore production.

Total waste tonnes mined in the open pits decreased by 50% to 1.6 Mt in the September quarter from 3.3Mt in the June quarter. Capital waste tonnes decreased by 99% to 11,000t in the September quarter from 1.3Mt in the June quarter, following the conclusion of pre-strip activities at Neptune stage 6 pit early in the September quarter. Operational waste tonnes decreased by 17% to 1.6Mt in the September quarter from 2.0Mt in the June quarter. Year-to-date the open pit production is in line with the planned mining sequence and during Q3 the mining fleet was also utilised to focus on additional progressive rehabilitation. In addition the current quarter had a reduced number of days compared to the previous quarter.

Ore tonnes mined at the open pits decreased by 42% to 461,000t in the September quarter from 791,000t in the June quarter, with all open pit ore being sourced from Neptune pit stages 5 and 6. Pre-strip activities of Neptune stage 7 pit will commence in November 2020.

Surface mined grade increased by 45% to 1.76g/t in the September quarter from 1.21g/t in the June quarter with high grade ore sourced from Neptune stage 6 pit.

Total tonnes processed decreased by 18% to 1.12Mt in the September quarter from 1.36Mt in the June quarter due to less production days in the September quarter compared to the June quarter and a four day planned mill shutdown to replace liners.

All-in cost decreased by 17% to A$1,149/oz (US$839/oz) in the September quarter from A$1,388/oz (US$900/oz) in the June quarter due to lower cost of sales before amortisation and depreciation and lower capital expenditure, partially offset by lower gold sold.

Capital expenditure decreased by 27% to A$22 million (US$16 million) in the September quarter from A$30 million (US$19 million) in the June quarter following the conclusion of Neptune stage 6 pre-strip activities during the September quarter.

Agnew

		Sept 2020	June 2020	% Variance
Underground ore mined	000 tonnes	297	354	(16)%
Underground waste mined	000 tonnes	184	210	(12)%
Total tonnes mined	000 tonnes	481	564	(15)%
Grade mined – underground	g/t	6.39	5.33	20%
Gold mined	000'oz	61.0	60.6	1%
Tonnes milled	000 tonnes	334	377	(11)%
Yield	g/t	5.78	4.83	20%
Gold produced	000'oz	62.1	58.5	6%
Gold sold	000'oz	58.4	57.2	2%
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	1,448	1,723	(16)%
	US$/oz	1,039	1,119	(7)%
AIC	A$/oz	1,513	1,796	(16)%
	US$/oz	1,085	1,167	(7)%
Sustaining capital expenditure	A$m	16.8	19.9	(16)%
	US$m	12.0	12.9	(7)%
Non-sustaining capital expenditure	A$m	3.8	4.2	(10)%
	US$m	2.7	2.7	—%
Total capital expenditure	A$m	20.6	24.0	(14)%
	US$m	14.7	15.6	(6)%

Gold production increased by 6% to 62,100oz in the September quarter from 58,500oz in the June quarter due to an increase in grade of ore mined and processed.

Total tonnes mined decreased by 15% to 481,000t in the September quarter from 564,000t in the June quarter mainly due to less production days in the September quarter compared to the June quarter.

Mined grade increased by 20% to 6.39g/t in the September quarter from 5.33g/t in the June quarter, with mining of the higher grade Waroonga North lower and Kath areas continuing, together with improved grades achieved from the New Holland Sheba area.

Tonnes processed decreased by 11% to 334,000t in the September quarter from 377,000t in the June quarter due to less production days in the September quarter compared to the June quarter.

All-in cost decreased by 16% to A$1,513/oz (US$1,085/oz) in the September quarter from A$1,796/oz (US$1,167/oz) in the June quarter due to lower cost of sales before amortisation and depreciation and lower capital expenditure, as well as increased gold sold.

Capital expenditure decreased by 14% to A$21 million (US$15 million) in the September quarter from A$24 million (US$16 million) in the June quarter with decreased capital development in the Sheba and Kath areas.

Granny Smith

		Sept 2020	June 2020	% Variance
Underground ore mined	000 tonnes	405	452	(10)%
Underground waste mined	000 tonnes	180	169	7%
Total tonnes mined	000 tonnes	585	621	(6)%
Grade mined – underground	g/t	5.63	5.05	11%
Gold mined	000'oz	73.3	73.5	—%
Tonnes milled	000 tonnes	425	448	(5)%
Yield	g/t	5.06	4.68	8%
Gold produced	000'oz	69.1	67.5	2%
Gold sold	000'oz	62.5	67.4	(7)%
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	1,342	1,524	(12)%
	US$/oz	965	991	(3)%
AIC	A$/oz	1,451	1,606	(10)%
	US$/oz	1,044	1,043	—%
Sustaining capital expenditure	A$m	18.4	23.7	(22)%
	US$m	13.0	15.5	(16)%
Non-sustaining capital expenditure	A$m	6.8	5.5	24%
	US$m	4.9	3.5	40%
Total capital expenditure	A$m	25.2	29.2	(14)%
	US$m	17.9	19.0	(6)%

Gold production increased by 2% to 69,100oz in the September quarter from 67,500oz in the June quarter due to higher grades mined and processed.

Grade mined increased by 11% to 5.63g/t in the September quarter from 5.05g/t in the June quarter as high-grade stopes were mined during the quarter, in line with the mining sequence. In addition, higher grade development ore was realised.

All-in cost decreased by 10% to A$1,451/oz (US$1,044/oz) in the September quarter from A$1,606/oz (US$1,043/oz) in the June quarter due to lower cost of sales before amortisation and depreciation and lower capital expenditure, partially offset by a decrease in gold sold.

Capital expenditure decreased by 14% to A$25 million (US$18 million) in the September quarter from A$29 million (US$19 million) in the June quarter following the purchase of a replacement underground drill rig in the June quarter.

Non-sustaining capital expenditure increased by 24% to A$7 million (US$5 million) from A$6 million (US$4 million) in the June quarter due to increased capital development in the Zone 135 area. Stoping activities in this area are scheduled to commence in 2022.

Gruyere

		Sept 2020	June 2020	% Variance
Ore mined	000 tonnes	1,858	2,125	(13)%
Waste (Capital)	000 tonnes	5,140	2,879	79%
Waste (Operational)	000 tonnes	548	946	(42)%
Total waste mined	000 tonnes	5,688	3,825	49%
Total tonnes mined	000 tonnes	7,546	5,950	27%
Grade mined	g/t	1.03	1.06	(3)%
Gold mined	000'oz	61.4	72.4	(15)%
Strip ratio	waste/ore	3.1	1.8	
Tonnes milled	000 tonnes	1,889	2,187	(14)%
Yield	g/t	0.92	1.02	(10)%
Gold produced	000'oz	55.9	71.9	(22)%
Gold sold	000'oz	56.8	70.2	(19)%
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	1,505	1,345	12%
	US$/oz	1,076	874	23%
AIC	A$/oz	1,518	1,363	11%
	US$/oz	1,085	886	22%
Sustaining capital expenditure – 50% basis	A$m	12.7	10.8	18%
	US$m	8.9	7.0	27%
Non-sustaining capital expenditure – 50% basis	A$m	0.3	0.6	(43)%
	US$m	0.3	0.4	(37)%
Total capital expenditure – 50% basis	A$m	13.0	11.4	15%
	US$m	9.2	7.4	23%

Mine physicals in table on a 100% basis.

Gold production decreased by 22% to 55,900oz in the September quarter from 71,900oz in the June quarter due to decreased ore processed and decreased yield.

Ore tonnes mined decreased by 13% to 1.86Mt in the September quarter from 2.13Mt in the June quarter as mining activity focused on stripping in stages 2 and 3 of the pit.

Yield decreased by 10% to 0.92g/t in the September quarter from 1.02g/t in the June quarter due to the processing of low grade stockpiles together with a decrease in grade of ore from source.

Tonnes processed decreased by 14% to 1.89Mt in the September quarter from 2.19Mt in the June quarter with decreased availability at the processing plant due to less production days in the September quarter compared to the June quarter, combined with an extended planned shutdown to perform a full reline on the SAG mill and crusher. A ball mill bearing failure on restarting the process plant after the shutdown impacted production for a further seven days. A specialist team was mobilised and the root cause of the failure was determined and rectified prior to the installation of a replacement bearing.

All-in cost increased by 11% to A$1,518/oz (US$1,085oz) in the September quarter from A$1,363/oz (US$886/oz) in the June quarter due to lower gold sold and increased capital expenditure, partially offset by lower cost of sale before amortisation and depreciation.

Capital expenditure (on a 50% basis) increased by 15% to A$13 million (US$9 million) in the September quarter from A$11 million (US$7 million) in the June quarter with pre-strip activities at the Gruyere pit stage 3 continuing during the quarter.

All-in cost for Gruyere is expected to be A$1,350/oz (US$945/oz), above original guidance for 2020 (A$1,150/oz, US$795/oz), mainly as a result of lower production due to plant downtime resulting from a ball mill motor bearing failure (previously reported on by Gold Road) and mill configuration changes to cater for increased fresh rock processing, higher processing and COVID-19 relating expenditure, as well as additional royalties due to a higher gold price realised. The higher cost guidance is already factored into Group guidance.

UNDERGROUND AND SURFACE

Imperial ounces with metric tonnes and grade		Total Mine operations including equity accounted Joint Venture	South Africa Region — South Deep	West Africa Region — Ghana				South America Region — Peru — Cerro Corona	Australia Region — Australia				
				Total	Tarkwa	Damang	Asanko 45%		Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)* – underground ore	Sept 2020	1,511	341	—	—	—	—	—	1,169	467	297	405	—
	June 2020	1,506	215	—	—	—	—	—	1,290	484	354	452	—
	Sept 2019	1,441	328	—	—	—	—	—	1,113	302	360	451	—
– underground waste	Sept 2020	550	25	—	—	—	—	—	525	161	184	180	—
	June 2020	600	8	—	—	—	—	—	593	214	210	169	—
	Sept 2019	572	11	—	—	—	—	—	561	225	161	175	—
– surface ore	Sept 2020	8,399	—	5,309	2,613	2,265	431	1,700	1,390	461	—	—	929
	June 2020	8,425	—	5,107	3,024	1,470	612	1,465	1,854	791	—	—	1,062
	Sept 2019	9,403	—	5,163	3,666	1,000	497	2,070	2,170	1,115	—	—	1,055
– total	Sept 2020	10,460	366	5,309	2,613	2,265	431	1,700	3,085	1,090	480	586	929
	June 2020	10,531	223	5,107	3,024	1,470	612	1,465	3,737	1,489	564	621	1,062
	Sept 2019	11,416	339	5,163	3,666	1,000	497	2,070	3,844	1,642	521	626	1,055
Grade mined (grams per tonne) – underground ore	Sept 2020	5.9	6.4	—	—	—	—	—	5.8	5.6	6.4	5.6	—
	June 2020	5.5	6.7	—	—	—	—	—	5.3	5.5	5.3	5.1	—
	Sept 2019	4.9	5.7	—	—	—	—	—	4.7	3.9	4.9	5.1	—
– surface ore	Sept 2020	1.3	—	1.5	1.4	1.6	1.4	0.9	1.3	1.8	—	—	1.0
	June 2020	1.3	—	1.4	1.4	1.5	1.4	0.8	1.1	1.2	—	—	1.1
	Sept 2019	1.2	—	1.3	1.2	1.6	1.5	1.0	1.2	1.6	—	—	0.9
– total	Sept 2020	2.0	5.9	1.5	1.4	1.6	1.4	0.9	3.4	3.7	6.4	5.6	1.0
	June 2020	1.9	6.5	1.4	1.4	1.5	1.4	0.8	2.8	2.8	5.3	5.1	1.1
	Sept 2019	1.6	5.5	1.3	1.2	1.6	1.5	1.0	2.4	2.1	4.9	5.1	0.9
Gold mined (000 ounces)* – underground ore	Sept 2020	288.9	69.9	—	—	—	—	—	219.0	84.7	61.0	73.3	—
	June 2020	265.8	46.7	—	—	—	—	—	219.1	85.0	60.6	73.5	—
	Sept 2019	229.0	60.2	—	—	—	—	—	168.8	37.8	56.7	74.3	—
– surface ore	Sept 2020	355.3	—	251.0	117.7	114.6	18.7	47.5	56.8	26.1	—	—	30.7
	June 2020	339.0	—	232.2	133.2	71.2	27.8	39.9	66.9	30.7	—	—	36.2
	Sept 2019	371.3	—	217.8	143.1	51.3	23.5	66.8	86.7	56.9	—	—	29.8
– total	Sept 2020	644.2	69.9	251.0	117.7	114.6	18.7	47.5	275.8	110.8	61.0	73.3	30.7
	June 2020	604.8	46.7	232.2	133.2	71.2	27.8	39.9	286.0	115.6	60.6	73.5	36.2
	Sept 2019	600.3	60.2	217.8	143.1	51.3	23.5	66.8	255.5	94.7	56.7	74.3	29.8
Ore milled/treated (000 tonnes) – underground ore	Sept 2020	1,571	329	—	—	—	—	—	1,242	483	334	425	—
	June 2020	1,462	210	—	—	—	—	—	1,252	427	377	448	—
	Sept 2019	1,458	321	—	—	—	—	—	1,137	366	307	464	—
– underground waste	Sept 2020	6	6	—	—	—	—	—	—	—	—	—	—
	June 2020	8	8	—	—	—	—	—	—	—	—	—	—
	Sept 2019	7	7	—	—	—	—	—	—	—	—	—	—
– surface ore	Sept 2020	8,856	228	5,295	3,468	1,167	660	1,751	1,583	639	—	—	944
	June 2020	9,757	191	5,849	3,835	1,277	737	1,690	2,028	935	—	—	1,094
	Sept 2019	8,384	234	5,242	3,437	1,158	648	1,648	1,259	704	—	—	555
– total	Sept 2020	10,433	563	5,295	3,468	1,167	660	1,751	2,825	1,122	334	425	944
	June 2020	11,227	408	5,849	3,835	1,277	737	1,690	3,280	1,362	377	448	1,094
	Sept 2019	9,850	563	5,242	3,437	1,158	648	1,648	2,396	1,070	307	464	555
Yield (Grams per tonne) – underground ore	Sept 2020	5.2	6.1	—	—	—	—	—	4.9	4.2	5.8	5.1	—
	June 2020	4.9	5.8	—	—	—	—	—	4.7	4.6	4.8	4.7	—
	Sept 2019	4.7	5.8	—	—	—	—	—	4.4	3.4	5.1	4.7	—
– surface ore	Sept 2020	1.1	0.1	1.2	1.1	1.6	1.0	0.9	1.1	1.2	—	—	0.9
	June 2020	1.1	0.1	1.2	1.2	1.2	1.3	0.9	1.0	1.1	—	—	1.0
	Sept 2019	1.2	0.2	1.2	1.2	1.3	1.3	1.2	1.2	1.6	—	—	0.8
– combined	Sept 2020	1.7	3.6	1.2	1.1	1.6	1.0	0.9	2.7	2.5	5.8	5.1	0.9
	June 2020	1.6	3.0	1.2	1.2	1.2	1.3	0.9	2.4	2.2	4.8	4.7	1.0
	Sept 2019	1.7	3.4	1.2	1.2	1.3	1.3	1.2	2.7	2.2	5.1	4.7	0.8
Gold produced (000 ounces)* – underground ore	Sept 2020	260.4	64.3	—	—	—	—	—	196.1	64.9	62.1	69.1	—
	June 2020	228.2	39.2	—	—	—	—	—	189.0	63.0	58.5	67.5	—
	Sept 2019	219.2	59.7	—	—	—	—	—	159.5	39.4	50.4	69.7	—
– surface ore	Sept 2020	315.9	0.6	211.2	127.3	61.9	22.0	50.5	53.5	25.5	—	—	28.0
	June 2020	341.2	0.6	226.4	144.5	50.8	31.1	46.3	67.9	31.9	—	—	35.9
	Sept 2019	321.5	1.3	205.1	127.3	49.7	28.1	64.8	50.3	35.7	—	—	14.6
– total	Sept 2020	576.3	64.9	211.2	127.3	61.9	22.0	50.5	249.6	90.5	62.1	69.1	28.0
	June 2020	569.4	39.8	226.4	144.5	50.8	31.1	46.3	256.9	94.9	58.5	67.5	35.9
	Sept 2019	540.7	61.0	205.1	127.3	49.7	28.1	64.8	209.8	75.2	50.4	69.7	14.6
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne) – underground	Sept 2020	114	168	—	—	—	—	—	100	88	115	101	—
	June 2020	111	176	—	—	—	—	—	100	97	113	92	—
	Sept 2019	125	204	—	—	—	—	—	103	90	140	88	—
– surface	Sept 2020	28	6	32	21	59	42	20	28	39	—	—	19
	June 2020	24	9	27	19	45	34	23	18	20	—	—	16
	Sept 2019	28	2	29	25	34	35	25	39	39	—	—	—
– total	Sept 2020	41	102	32	21	59	42	20	59	60	115	101	19
	June 2020	35	98	27	19	45	34	23	49	44	113	92	16
	Sept 2019	43	120	29	25	34	35	25	78	57	140	88	—

* Excludes surface material at South Deep.

Certain forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- changes in the market price of gold, and to a lesser extent copper and silver;
- material changes in the value of Rand and non-US Dollar currencies;
- difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
- the ability of the Group to comply with requirements that it provide benefits to affected communities;
- the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
- court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
- the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
- the success of the Group's business strategy, development activities and other initiatives, particularly at Damang and the Salares Norte project;
- changes in technical and economic assumptions underlying Gold Fields' mineral reserve estimates;
- supply chain shortages and increases in the prices of production imports;
- changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
- the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
- loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions;
- power cost increases as well as power stoppages, fluctuations and usage constraints;
- regulation of greenhouse gas emissions and climate change;
- high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
- the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
- the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
- the occurrence of future acid mine drainage related pollution;
- geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
- economic, political or social instability in the countries where Gold Fields operates;
- downgrades in the credit rating of South Africa and its impact on Gold Fields' ability to secure financing;
- reliance on outside contractors to conduct some of its operations;
- ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
- the inability to modernise operations and remain competitive within the mining industry;
- the effects of regional re-watering at South Deep;
- the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
- actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields' operations that leads to censure, penalties or negative reputational impacts;
- the occurrence of labour disruptions and industrial actions;
- the adequacy of the Group's insurance coverage;
- financial flexibility could be limited by South African exchange control regulations;
- difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
- the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
- the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
- the identification of a material weakness in disclosure and internal controls over financial reporting;
- difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
- liquidity risks in trading ordinary shares on JSE Limited;
- Gold Fields' ability to pay dividends or make similar payments to its shareholders; and
- shareholders' equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.

Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields' filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2019 and the annual report on Form 20-F for the fiscal year ended 31 December 2019. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

ADMINISTRATION AND CORPORATE INFORMATION

Corporate Secretary
Anré Weststrate
Tel: +27 11 562 9719
Fax: +086 720 2704
email: anré.weststrate@goldfields.com

Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +086 720 270

Office of the United Kingdom secretaries
London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 (0) 20 7796 8644
email: general@corpserv.co.uk

American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon
P O Box 505000
Louisville, KY 40233 – 5000

Overnight correspondence should be sent to:
BNY Mellon
462 South 4th Street, Suite 1600
Louisville, KY40202
email: shrrelations@cpushareownerservices.com
Phone numbers
Toll Free: 866 247 3871 Domestic
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road
Illovo, Johannesburg 2196
South Africa

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE 000018123

Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
email: avishkar.nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
email: thomas.mengel@goldfields.com

Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
email: sven.lunsche@goldfields.com

Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196

PO Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Link Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0371 664 0300

If you are outside the United Kingdom please call (0) 371 664 0300
Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales.
email: shareholderenquiries@linkgroup.co.uk

Website
www.goldfields.com

Listings
JSE / NYSE / GFI

CA Carolus[†] (Chair) RP Menell[†] (Deputy Chair) NJ Holland*[•] (Chief Executive Officer) PA Schmidt[•] (Chief Financial Officer) A Andani[#†]
PJ Bacchus*[†] TP Goodlace[†] C Letton[^†] P Mahanyele-Dabengwa [•] SP Reid[^†] YGH Suleman[†]

[^] Australian * British [#] Ghanaian
[†] Independent Director [•] Non-independent Director



GOLD FIELDS

www.goldfields.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 12 November 2020

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer